March 28, 2006



VIA U.S. MAIL AND FACSIMILE:  (212) 728-8111
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000


Re:	Massey Energy Company
Preliminary Proxy Statement on Schedule 14A, filed March 21, 2006 Filed by Third Point LLC, Third Point Offshore Fund Ltd., Third Point
Partners, LP, Third Point Ultra Ltd., Lyxor/Third Point Fund Ltd., Third Point Partners Qualified LP, Third Point Resources LP, Third Point Resources Ltd., Daniel S. Loeb, and Todd Q. Swanson
      File No. 1-07775
      Schedule 13D, filed March 17, 2006 by Third Point LLC and
Daniel S. Loeb
      File No. 005-30745

Dear Mr. Schwartz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13D
1. Please amend your beneficial ownership form to identify all funds and accounts referenced therein and the percent of ownership in the common stock of the company.

Schedule 14A
General, page 1
2. Revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies. " Refer to Rule 14a-6(e)(1).
3. We note that the company has not selected the time and location of the annual meeting, but that the company indicated in its proxy statement for last year`s annual meeting of stockholders that it anticipates that the stockholder meeting will be held on May 16, 2006. Please advise us how you intend to meet the requirements of
Item 1 of Schedule 14A and when and to whom you intend to send the proxy statement. Further, please revise your proxy statement to include a brief statement of how security holders will obtain the date, time, record date and location information. See Rule 14a-5(b).

Background of this Solicitation, page 1
4. Support for each statement or assertion of opinion or belief must
be self-evident, disclosed in the proxy materials, or provided to the
staff on a supplemental basis.  Provide us with support for the statements you make with respect to:
   * your statement that the company`s proposed timing for stock
repurchases 			"does not adequately address the near
term
value opportunity in the 			Company`s depressed share
price" ;
   * your belief that a vote for your nominees "would contribute to
the creation 		of shareholder value" ; and,
* your belief that the nominees, if elected, "will be in a
position
to 		influence the strategic direction of the Company."
Where the basis of support are other documents, such as analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

Reasons for the Solicitation, page 1
5. In the first paragraph under this heading, you provide the reasons for putting forward your slate of nominees. However, you have not provided sufficient disclosure regarding how your nominees intend to effectuate the plans you reference for the company, particularly given that your nominee directors, if elected, would constitute a minority on the board. Revise your proxy statement to fully address specific plans the nominees have made to accomplish for example, the share buyback program on an expedited basis. Delineate the plans your nominees have with respect to "champion[ing] reform of compensation, perquisites and management incentive[s]" and bringing
"focus to the maximization of value for the benefit of stockholders."
Your disclosure should also address how your nominees intend to leverage their positions on the board by gaining the support of other current board members such that they would be capable of attempting to exercise more meaningful influence on the board.
6. Revise to explain how the nominees, if elected, would be in a "position to influence the strategic direction of the Company."

Other Matters Likely to be Considered at the Stockholder Meeting, page 3
7. Please clarify your future intentions with respect to seeking to nominate additional directors to the Board of Directors. In this regard, we note disclosure on page 1 in which you state that "depending on future events" such nominations may be made. Revise to clarify the types of events you are referencing and timeline, if any, that you have established for seeking such additional nominations to the board of directors.

Solicitation; Expenses, page 5
8. We reference your statement that proxies may be solicited by "mail, advertisement, telephone, facsimile, telegraph and personal solicitation." Please clarify whether the means of personal solicitation includes e-mail as well as in-person solicitations. Also clarify whether you intend to make use of the Internet in your solicitations. Further, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, or e-mail correspondence and information posted on the Internet, if applicable, must be filed under the cover of
Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
9. Consistent with the requirements of Item 4 (b) (3) of Schedule 14A, further supplement the disclosure in this section relating to the material terms of the contract involving D.F. King & Co., Inc. For example, but not limited to, expand upon the "related services" that D.F. King & Co., Inc. has been engaged to assist you with in connection with the solicitation.


Voting and Proxy Procedures, page 5
"Who can vote," page 6
10. We note that the company has not yet set the record date for voting at the annual meeting. Disclose whether you intend to send out your proxy materials prior to the determination of the record date. If proxy cards are sent out prior to notification of the record date, advise us of the steps you will take to ensure that votes will be counted only for shareholders as of the official record date.

"How will my shares be voted," page 6
11. We note that you are soliciting the discretionary authority to cumulate votes. Consistent with the requirements of Item 6 (c), supplement the disclosure under this heading to provide more information about cumulative voting rights and the conditions precedent to the exercise of such rights.

Information Concerning Participants in the Proxy Solicitation,
Appendix A
12. Please define the term "participant" upon first use in the proxy statement or revise to clarify that the "Third Point Nominees" constitute the entire class of "participants" as such term is defined in Instruction 3 to Item 4 of Schedule 14A.
13. Please update the information required by Item 5 (b)(iv) of
Schedule 14A regarding the amount of each class of securities owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.
Form of Proxy Card
14. Revise the form of proxy to state in boldface type that the proxy is not being solicited on behalf of the Company`s board of directors.
See Rule 14a-4(a).
15. As done on page 8 of the proxy statement, revise your proxy card to clarify that consistent with the requirements of Rule 14a-4(c)
(3), the persons named as proxies will make use of discretionary authority to vote only for matters unknown "a reasonable time before the solicitation."
Letter to Shareholders
16. Revise to provide a cross reference to the specific disclosure in the proxy statement that delineates the "certain circumstances" in which you may nominate additional individuals to serve as directors of the company.

Soliciting Materials
17. We remind you of the requirements of Rule 14a-12(b) which requires all soliciting materials to be filed on the date of first use. In this regard, we note excerpts from an interview published on
March 21, 2006 in HedgeWorld Daily News at HedgeWorld.com, in which
Mr. Loeb is quoted as stating "[W]e will hold management accountable for operational shortcomings." The article further notes that Mr. Loeb indicated that earnings guidance by the company had been revised downward three times in the past six months. These remarks do not appear in the soliciting materials filed to date. Please inform us of why such materials have not yet been filed pursuant to the requirements of Rule 14a-12 and ensure that in the future, all soliciting materials are filed in accordance with Rule 14a-12(b). Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons and their management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *   *

      As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter, marked as correspondence on
EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Mellissa Campbell Duru at (202) 551-3757 or me at
(202) 551-3257 with any questions.

      Sincerely,


									Celeste M. Murphy,
									Special Counsel
Office of Mergers and Acquisitions


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Mr. Michael A. Schwartz
Willkie Farr & Gallagher LLP
March 28, 2006
page 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 3698